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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1998



                             CONTENTS

                                                            Page

Summary of Billings                                           1

Derivation of Billing Rates                                        2

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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1998
                                               January 1998                February 1998                   March 1998
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)

BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  164,835   $2.85      $470   184,724    $2.89      $534   231,592    $2.85       $660

    Amos Plant . . . . . . . . . . . .  129,134   $1.47       190    92,942    $1.40       130    58,264    $1.17         68

      Total. . . . . . . . . . . . . .  293,969              $660   277,666               $664   289,856                $728

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  238,116   $1.64      $390   275,246    $1.61      $444   286,893    $1.61       $461

    Kanawha River Plant. . . . . . . .   52,038   $0.63        33    40,923    $0.65        27    44,981    $0.81         36

      Total. . . . . . . . . . . . . .  290,154              $423   316,169               $471   331,874                $497

  Ohio Valley Electric Company . . . .    1,179   $0.58      $  1      -       $ -        $ -       -       $ -         $ -

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  228,822   $2.20      $504   183,365    $2.05      $377   219,715    $2.04       $448

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  969,233   $1.82    $1,766   855,372    $1.78    $1,523   932,610    $1.83     $1,707

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .  171,667   $0.62      $106   150,843    $0.62      $ 94   173,525    $0.58       $100

    Gavin Plant. . . . . . . . . . . .     -      $ -          -       -       $ -          -     21,896    $1.53         34

    Muskingum River Plant. . . . . . .     -      $ -          (1)     -       $ -          -       -       $ -           -

      Total. . . . . . . . . . . . . .  171,667              $105   150,843               $ 94   195,421                $134

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3). . . .  108,791   $1.79      $195   104,478    $1.84      $193    59,388    $1.77       $105

  Other Coal . . . . . . . . . . . . .  210,317   $1.60      $337   142,596    $1.56      $223   153,034    $1.85       $283

  Other. . . . . . . . . . . . . . . .   77,342              $ 91   123,038               $205   213,050                $342

Note: The above amounts include demurrage charges.
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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
DERIVATION OF BILLING RATES FOR THE PERIOD JANUARY 1, 1998 THROUGH DECEMBER 31, 1998
BASED ON PROJECTED COSTS FOR THE PERIOD JANUARY 1, 1998 THROUGH DECEMBER 31, 1998
                                     Projected     Non-Assigned    Upper Ohio                      Lower Ohio    Upper Ohio
                                        Cost           Cost         & Kanawha     Green & Ohio     Tanners Crk   (Contract)
DIRECT EXPENSES:
  Rent . . . . . . . . . . . . . .   $12,351,111    $1,402,080     $ 4,557,936     $ 3,167,378     $1,153,850    $ 2,069,867
  Wages. . . . . . . . . . . . . .    10,245,189       128,998       4,271,909       4,233,654        229,303      1,381,325
  Fuel . . . . . . . . . . . . . .     5,678,605         8,712       1,331,037       3,541,010         76,353        721,493
  Fuel Taxes . . . . . . . . . . .     2,068,015         2,713         488,174       1,270,348         28,145        278,635
  Supplies . . . . . . . . . . . .     3,904,878        55,602       1,377,695       1,656,774        156,930        657,877
  Tow Services . . . . . . . . . .        61,145          -              6,155           2,747          2,705         49,538
  Other Taxes. . . . . . . . . . .        90,000          -              4,000          60,000         22,000          4,000

    Total Equipment Expenses . . .    33,398,943     1,598,105      12,036,906      13,931,911      1,669,286      5,162,735

Ton Mile Ratio . . . . . . . . . .                                    0.339932        0.443018       0.095953       0.121096

Less: Sublease Income. . . . . . .                        -
      Unaffiliated Barging Income.                        -

Adjusted Nonassigned Allocations .                  $1,598,105         543,248         707,989        153,344        193,524

Allocated Overhead Expenses. . . .     8,067,400                     2,742,370       3,574,004        774,095        976,931

Return on Investment . . . . . . .       865,231                       294,120         383,313         83,022        104,776

Contract Revenue . . . . . . . . .      (440,400)                     (149,706)       (195,105)       (42,258)       (53,331)

Re-allocation of Cost or (Revenue)
  to Affiliated Rates. . . . . . .          -                          171,754         223,840         48,481       (444,075)

Non-Affiliated Contracts . . . . .    (8,907,808)                   (2,372,816)       (248,832)      (345,600)    (5,940,560)

    Total Projected Cost
      (Revenue Requirement). . . .   $33,983,366                   $13,265,876     $18,377,120     $2,340,370    $      -

Adjusted Ton Miles . . . . . . . . 7,300,487,500                 2,481,671,800   3,234,247,500    700,507,000   884,061,200

Cost Per Adjusted Ton Mile * . . .                                     $0.0535         $.00568        0.00334


* Incorporated in the January 1998 billings.
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